VIA EDGAR

January 26, 2009

Cicely LaMothe – Branch Chief
Jaime John – Staff Accountant
United States Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:           Meruelo Maddux Properties, Inc. (the “Company”)
Form 10-K for the year ended December 31, 2007
Filed on March 31, 2008
File No. 001-33262

Dear Ms. LaMothe and Ms. John:

We are writing in response to the comments of your letter dated December 18, 2008 addressed to the Company in connection with the above-referenced filing. For your convenience, each of the comments in your letter is reproduced below in italicized text and is followed by our response.

Form 10-K for the year ended December 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Other Supplemental Data, page 51

1. Reference is made to your disclosure of after tax cash flows.  Please further clarify how management uses this measure to evaluate performance and clarify what these adjustments to derive ATCF represent.

Response:
The Company advises the staff that management does not anticipate disclosing this measure in any of its future filings with the Securities and Exchange Commission as management determined that such measure was not as meaningful due to the nature and extent of Company activities.  In future SEC filings, the Company will discuss its performance in terms of measures taken from the face of the Company’s Statement of Cash Flows.

Item 9A(T) – Controls and Procedures

Management’s Report on Internal Control over Financial Reporting, page 55

2. Your disclosure does not comply with all aspects of Item 308T(a) of Regulation S-K. Please revise your disclosures to provide a statement identifying the specific framework used by management to evaluate the effectiveness of the internal control over financial reporting.  The framework should be a suitable, recognized control framework that is established by a body or group that has followed due-process procedures, including the broad distribution of the framework for public comment.

Response:
The Company undertakes in future Form 10-K filings to revise the disclosure in Management’s Report on Internal Control over Financial Reporting substantially as follows:

Management’s Report on Internal Control over Financial Reporting
As defined in SEC Rules 13a-15(f) and 15d-15(f), internal control over financial reporting is a process designed by, or under the supervision of, our principal executive officer and principal financial officer, and effected by our Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  Internal control over financial reporting includes policies and procedures that i) pertain to the maintenance of records that, in reasonable detail accurately and fairly reflect our transactions and assets, ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of management and directors; and iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting.  We have used the framework set forth in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission to assess our internal control over financial reporting.  Our internal control over financial reporting is supported by written policies and procedures and by an appropriate segregation of responsibilities and duties.  Based on our evaluation, which included participation by our principal executive and principal financial officers, conducted using the guidance set forth by COSO, our management has concluded that our internal control over financial reporting was effective as of December 31, 20XX.

Financial Statements and Notes

Note 2 – Summary of Significant Accounting Policies

Share-Based Compensation, page F-11

3. Based on your disclosure on page F-13, it appears a portion of your restricted shares or LTIP units are classified within liabilities.  To the extent that stock-based compensation is classified as a liability, include in your response a description of your remeasurement policy consistent with the guidance in paragraph 37 of SFAS 123(R).

Response:
The Company reported accrued stock compensation of $1.87 million related to its restricted shares and LTIP units within liabilities on its balance sheet as of December 31, 2007.  During the first quarter of 2008, the Company reclassified this amount to its “Additional Paid in Capital” line item upon further review of SFAS 123(R) treatment for “Equity” plans.  The Company’s balance sheet as of December 31, 2007 as shown in all three of the Company’s Form 10-Qs filed in 2008 reflects this $1.87 million reclassification.  This reclassification was and is not considered significant to the Company’s balance sheet: the balance sheet set forth in the Company’s Form 10-K for the year ended December 31, 2007  showed $367.0 million and $417.2 million in liabilities and equities, respectively.  In addition, all subsequent stock compensation related to the Company’s restricted shares and LTIP units has been recognized through “Additional Paid in Capital” in accordance with SFAS 123(R).

4. We note the fair value of your LTIP units is derived from a third party estimate based on a discounted market value of your common stock on the date of grant.  In your response to us, please describe the type of model used to by the third party and confirm that it complies with the requirements of SFAS 123(R).  Further tell us what consideration you gave to disclosing the significant assumptions used to estimate the fair value as required by paragraph A240(e) of SFAS 123(R) and clarify the extent to which you relied  upon an expert in determining the fair value of these units.

Response:
The Company advises the staff that the third party consultant indirectly applied the market approach of asset valuation to our LTIP units as the consultant utilized the weighted average market value of the Company’s common stock of $10.63 on the date of the grant as the starting point for the discounted market value analysis.   The consultant then applied a discount due to the lack of marketability, or illiquidity, of the LTIP units as the LTIPs cannot be redeemed or transferred for two years from the grant, or valuation date. With respect to illiquidity or lack of marketability, the third party cited various restricted stock studies reporting the discounts observed on restricted stock of similar companies that also have publicly traded stock. They also considered a published marketability analysis that computes discounts for securities whose volatilities are most similar to real estate company stocks. From this information, an illiquidity discount of 20 percent for the LTIP units was utilized for valuation purposes.

A second discount due to the risk related to the book-up requirement of the LTIP units was also made.  To determine the uncertainty of a book-up event or post-vesting probabilities, the third-party consultant made inquiries of management as to the probabilities of a book-up event over time. The consultant reviewed the partnership agreement of the Company’s operating partnership for events that would trigger a book-up event.  With this information the consultant determined that the expected timing, or delay, for the book-up event was approximately two years. The consultant subjectively concluded that the uncertainty of the book-up timing added approximately 7.5 percent to the discount factor.

Thus, the consultant concluded that the combined discount was 27.5 percent and, when applied to the starting grant date common share price of $10.63, each LTIP unit was valued at $7.71.

The Company confirmed that the model used by its third-party consultant complied with the requirements for SFAS 123(R).  In the Company’s view, the model met all three criteria required by SFAS 123(R), paragraph A8.  The valuation technique applied was applied in a manner consistent with the fair value measurement objective and was based on established principles of financial economic theory and generally applied in that field.  In addition, it reflected all substantive characteristics of the instrument as it reflected the market price of a common share discounted for the lack of marketability and the risk related to the book-up requirement.  The Company relied upon the third party expert valuation after reviewing the assumptions for reasonableness.

The Company has disclosed the two main discount factors in the Share-Based Compensation paragraph on page F-11.  The Company also disclosed that the “fair value is based on the market value of our common shares and a discount for post-vesting probabilities and other restrictions.” Furthermore, in Note 12 – Equity Incentive Plan, the Company clarified the two-year restriction period for the LTIP units.

Note 11 – Loss per Share, page F-16

5. We note that potentially dilutive shares were not included in the loss per share calculation as their effect is antidilutive.  Please tell us what consideration you gave to disclosing the number of antidilutive securities as required by paragraph 40(c) of SFAS 128.

Response:
The Company advises the staff that the potentially dilutive securities not included in the loss per share calculations consisted of unvested restricted stock and LTIP units, as stated in Note 2 – Summary of Significant Accounting Policies on page F-11.  The number of unvested restricted stock was 359,736 and the number of unvested LTIP units was 347,835 at December 31, 2007 as stated in Note 12 – Equity Incentive Plan.

Because the foregoing numbers were not presented in Note 11 together with the loss per share calculation, the Company undertakes in future Form 10-K filings to revise any disclosure with loss-per-share calculation financial notes to include language substantially similar to the following:

For all time periods presented, the potentially dilutive shares were not included in the loss per share calculation as their effect is anti-dilutive.  The potentially dilutive shares that were not included consist of XXX unvested shares of restricted stock and XXX unvested LTIP units granted to employees, consultants and directors of the Company.

Note 15 – Related Party Transactions, page F-19

6. Please describe how the transactions relative to your Affiliate Notes Receivable are reflected on your Statement of Cash Flow. Additionally, clarify if the decrease in your stock price at the time the contingencies expired impacted the consideration issued as part of the earnout and why.  Discuss your basis in GAAP for your treatment.

Response:
During the 2007 calendar year, the Company’s balance in Affiliate Notes Receivable decreased by $10.5 million from $24.7 million to $14.2 million. This decrease was caused by two noncash items totaling $11.2 million offset by additional investments in the notes of $0.7 million. In its 2007 Statement of Cash flow, the Company also reflected interest expense of $0.8 million offset by interest income of $0.8 million. The Company included these adjustments in four line items in its Statement of Cash Flows:

•
Under Interest Income on Affiliate Notes Receivable in the Cash Flows from Operating Activities section, the Company reflected interest income of $(0.6) million and $(0.2) million for the periods ending December 31, 2007 and January 29, 2007 respectively;

•
Under Investment in Affiliate Notes Receivable in the Cash Flow from Financing Activities section, the Company showed interest expense of $0.6 million for the period ending December 31, 2007 and interest expense of $0.2 million and additional investments of $(0.7) million totaling $(0.5) million for the period ending January 29, 2007;

•
Under Decrease in Affiliate Notes Receivable due to Taylor Yards Bond Release in the Supplemental Disclosure of Noncash Investing and Financing Activities, the Company disclosed a noncash item of $(8.4) million for the period ending December 31, 2007; and

•
Under the Recognition of Deferred Revenue Related to Affiliate Note Receivable in the Supplemental Disclosure of Noncash Investing and Financing Activities, the Company reflected a noncash item of $(2.75) million for the period ending December 31, 2007.

For the noncash items, the Company had received $11.2 million in funds during 2006. However, these funds remained subject to litigation risk in the condemnation proceedings. Accordingly, the Company reflected this contingency by recording a liability called “deferred revenue – Taylor Yards” included in accrued expenses and other liabilities (Note 7 – Accrued Expenses and Other Liabilities, page F-13) and increased the Affiliate Notes Receivable by the same amount. On February 14, 2007, the Company determined that it was no longer subject to litigation risk on $2.8 million of these funds. The Company reflected this on its balance sheet by reducing the contingent liability (deferred revenue – Taylor Yards) and decreasing the related Affiliate Notes Receivable. The Company then issued 272,520 shares based on the agreed upon valuation of the Company’s stock. On March 10, 2008, the Company determined that it was no longer subject to litigation risk on the remaining $8.4 million. Accordingly, the Company reflected this event on our December 31, 2007 balance sheet by reducing the contingent liability (deferred revenue – Taylor Yards) and decreasing the related Affiliate Notes Receivable.

The decrease in the Company’s stock price did not have any impact on the number of shares issued at the time the contingency expired. In connection with the IPO formation transactions, the Company had agreed that it would issue shares based on its IPO price of $10.00 per share, regardless of any later changes in the stock price.

FORM 10-Q FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

7. In the MD&A of your Form 10-K, you included a tabular presentation of scheduled lease expirations on page 40.  We note that leases covering approximately 25% of total rentable square feet were up for expiration in 2008.  Tell us what consideration was given to providing updated information in your MD&A regarding your ability to re-lease the space during the year and how the current economic conditions have impacted rental revenues.

Response:
The Company is first and foremost a development company and while management seeks to maximize net rental revenues, the primary focus is on maximizing returns on investment through development and redevelopment activities as stated in the Company Profile in each MD&A included in the Form 10-K and all Form 10-Qs.  Thus, management’s focus in MD&A is to update investors on its development activities, including the changing credit market conditions and availability of capital and its impact on the Company’s borrowing ability.  In addition, updates on the Company’s deployment of capital are presented.

The Company did not provide any updated information regarding the releasing of 25% of the rentable portfolio for several reasons.  First, the largest tenant in the portfolio, American Apparel, comprises approximately 76% of the rentable square feet up for expiration in 2008 or approximately 19% of the rentable portfolio.  The lease expired on December 31, 2008, but the tenant, American Apparel, continues to make lease payments.  Lease negotiations are ongoing and the Company does not expect the tenant to vacate the space.  Second, another large tenant whose lease comprised approximately 7% of the square footage scheduled in 2008 did not renew their lease.  Instead they purchased the building, 1800 E. Washington Blvd., from the Company.  An update on the lease negotiations with American Apparel will be provided in the upcoming Form 10-K for the year ended December 31, 2008.  In response to the staff’s comment, however, the Company will address large tenant rollovers and its plan(s) for re-signing the tenant(s) in future SEC filings in the MD&A.

Lastly, the Company did not provide any updated information on the impact of the current economic conditions on our rental revenues because the Company’s tenants are primarily in the garment and produce industries and the economic downturn had not affected them as much as other industry participants.  The Company, however, will include an update for the current economic conditions and its impact on rental revenues and collections for the upcoming Form 10-K for the year ended December 31, 2008.

Financial Statements and Notes

Note 3 – Minority Interests, page 13

8. We note that an equalization event occurred with respect to your LTIP units.  Please tell us what stock price will be used to determine the cash payment if elected and the total potential cash outlay.  Additionally, confirm whether this equalization event triggered the special allocation of income and if so describe that allocation in your response to us.

Response:
The Company advises the staff that on March 31, 2008, the Company sold a project located at 9901 S. Alameda and recognized a gain of approximately $6.9 million. This sale created an equalization, or book-up, event for the Company’s LTIP unit holders. As of March 31, 2008, there were 347,835 outstanding LTIP units. Since becoming a public company, the Company’s operating partnership had twice issued LTIP units.  On January 30, 2007, the Company’s operating partnership issued 327,835 LTIP units in connection with the IPO and formation transactions. On December 31, 2007 based on the terms of certain employment agreements and its agreement of limited partnership, the operating partnership issued another 20,000 LTIP units. The issuance of 20,000 LTIP units in December 2007 reduced the stock price for all LTIP unit holders to $4.00 per share. The total potential cash outlay is approximately $1.4 million (347,835 shares multiplied by $4.00 per share).

This equalization event triggered a special allocation of income as defined in the LTIP agreements. In its first quarter 2008 Form 10-Q, the Company reduced its income from the $6.9 million gain on sale by the potential cash outlay of approximately $1.4 million and recorded minority interests on the balance sheet for the same amount as parity had now been achieved by the LTIP unit holders. The Company’s loss for the first quarter of 2008 and any income or losses thereafter have been allocated to minority interests on both the statements of income and balance sheets based on the LTIP unit holders related percentage interest of approximately 0.4% in the operating partnership. The minority interests on the Company’s balance sheets have also been reduced for tax reimbursements paid to the LTIP unit holders. In accordance with the LTIP agreements, the LTIP unit holders must reimburse the Company for these tax payments on conversion to common shares.

Note 14 – Discontinued Operations, page 22

9. Based on disclosure in your 2007 Form 10-K, we note you classified your 2000 San Fernando Road project as held for sale in January 2008.  We further note that the sale was completed in August 2008.  Please tell us what consideration you gave to disclosing the assets and liabilities held for sale on the face of your March 31, 2008 and June 30, 2008 balance sheets, including reclassification of prior periods presented.

Response:
The Company advises the staff that the project at 2000 San Fernando Road had a final sale date of August 15, 2008, but was initially sold as part of an interim financing on May 27, 2008.  The assets and liabilities are not separated as held for sale on the face of the balance sheets at March 31, 2008 or June 30, 2008.  The results of operations are included in discontinued operations in June 30, 2008 and September 30, 2008 for the periods presented.

The Company believes this presentation is appropriate in accordance with SFAS 144 and SFAS 66.

Summary of Transaction

In January 2008, the Company engaged a third party broker to actively market the project at 2000 San Fernando Road.  In March 2008, the Company entered into a purchase and sale agreement with a third party buyer to whom the Company agreed to sell the project. The Company expected the sale to close in April 2008, but as stated in “Subsequent Events” in the Form 10-Q for the quarter ended March 31, 2008, the third party buyer was unable to obtain the necessary financing and the transaction did not close.  When the transaction did not close, the Company began re-evaluating its options to either sell the project or to refinance the project.

In May 2008, after the Form 10-Q for the quarter ended March 31, 2008 was filed, the credit markets tightened further and the Company needed capital to continue to fund operations and the ongoing development at 717 W. Ninth Street.  A related party, an entity controlled by the parents of Richard Meruelo, the Company’s CEO, indicated an interest in providing the Company with interim financing in respect of the 2000 San Fernando project and indicated an ability to close such transaction quickly.  Pursuant to the interim financing, the Company sold the project to the related party for approximately $28.4 million subject to a subsequent resale agreement that required the related party to resell the project and provide the Company with a 100% of the resale proceeds in excess of the original sales price to the related party, net of an agreed upon return to the related party. The related party had a resale agreement with a third party buyer in place subsequent to June 30, 2008 that was expected to close on or before August 15, 2008.

On August 15, 2008, the related party completed the resale of the project to a third party buyer, which completed the Company’s involvement in the project.  The Company recorded the gain on sale of the project at that time.

March 31, 2008 Balance Sheet Presentation

At March 31, 2008, there was a purchase and sale agreement in place with a third party buyer for the 2000 San Fernando Road project.  However, subsequent to the balance sheet date and prior to the filing of the March 31, 2008 Form 10-Q, the purchase and sale agreement with the third party buyer became null as the buyer was unable to procure the necessary financing to purchase the project.  As a result, the Company performed the following analysis:

•
Per SFAS 144, paragraph 38, “If circumstances arise that previously were considered unlikely and, as a result, an entity decides not to sell a long-lived asset previously classified as held for sale, the asset shall be reclassified as held and used.  A long-lived asset that is reclassified shall be measured individually at the lower of its (a) carrying amount before the asset was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the asset been continuously classified as held and used, or (b) fair value at the date of the subsequent decision not to sell.”

•
The Company had not foreseen the initial third party sale not closing and immediately began reviewing other available financing transactions for the project when the sale did not occur.  Those options included a long-term hold on the project and refinancing the current loan or considering other third party purchase offers. As a result, the Company decided to reclassify the project as held and used as of March 31, 2008.

•
The Company believed that the initial third party’s offer price was the fair market value of the project at the date the transaction did not close.  If the transaction had closed, the Company would have recognized a gain of approximately $15.2 million.  Thus, the fair market value was substantially higher than the carrying amount of the project prior to the Company classifying it as held for sale.  In accordance with SFAS 144, paragraph 38, the Company reclassified the 2000 San Fernando Road at the carrying amount of the project prior to the held-for-sale classification, adjusted for all depreciation expense that would have been recognized had the project been continuously classified as held and used.

June 30, 2008 Balance Sheet Presentation

At June 30, 2008, the project had been sold to a related party for approximately $28.4 million, subject to the resale agreement.  All assets and liabilities related to the project had been transferred to the new owner (the related party).  There was a subsequent resale agreement in place for a third party buyer to purchase the project from the related party.  To determine the accounting for the transaction, the Company performed the following analysis:

•
Per SFAS 66, paragraph 3, “Profit shall be recognized in full when real estate is sold, provided (a) the profit is determinable, that is, the collectibility of the sales price is reasonably assured or the amount that will not be collectible can be estimated and (b) the earnings process is virtually complete, that is the seller is not obliged to perform significant activities after the sale to earn the profit.  Unless both conditions exist, recognition of all or part of the profit shall be postponed.  Recognition of all profit at the time of sale or at some later date when both conditions exist is referred to as the full accrual method.”

•
The Company determined that both conditions existed as the sales price had been collected and the earnings process was virtually complete as the Company was not obliged to perform significant activities after the sale.  As such, the full accrual method of recognition of profit would be appropriate.

The Company then reviewed SFAS 66, paragraph 5, to determine when the gain resulting from the sale would be recognized.  The Company undertook the following analysis with respect to the four criteria that must be met in order to recognize the gain:

a)	A sale is consummated.

Analysis: Yes, a sale has been consummated.  All four required conditions have been met.  First, both parties were bound by a contract.  Second, the related party had paid the agreed upon sales price in cash and, third, as a result, ownership of the project had been turned over to the related party.  Fourth, all conditions precedent to closing had been performed.

b)	The buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property.
Analysis:  This criterion had been met because the related party had paid the agreed upon sales price in cash not borrowed from a bank.

c)	The seller’s receivable is not subject to future subordination.
Analysis:  This criterion had been met because the related party had paid the agreed upon sales price in cash and no receivable was necessary.

d)   The seller has transferred to the buyer the usual risks and rewards of ownership in a transaction that is in substance a sale and does not have a substantial continuing involvement with the property.
Analysis:  This criterion had not been met as of June 30, 2008.  The Company had been deemed to have continuing involvement due to the return promised to the related party for the period between the sale date of May 27, 2008 and the subsequent resale date.  Per SFAS 66, paragraph 28, the seller has continuing involvement if “the seller guarantees the return of the buyer’s investment or a return on that investment for a limited or extended period.”

Conclusion:  By June 30, 2008, the sale has been consummated and ownership of the project had been transferred to the related party.  Due to continuing involvement in the project, the Company recorded a deferred gain of $9.0 million on the June 30, 2008 balance sheet.

September 30, 2008 Balance Sheet Presentation

The subsequent resale of the project by the related party to a third party buyer concluded all of the Company’s continuing involvement in the project.  The deferred gain was moved from the balance sheet and recognized on the income statement and an additional gain of $5.2 million was recorded on the income statement for the three months ended September 30, 2008.  The gain was net of all transaction costs and imputed carry costs to the related party.

*****

In connection with the Company’s response to the staff’s comments, the Company acknowledges that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Should you have any questions about the foregoing response, please do not hesitate to contact me directly at (213) 281-2800 x319.

                                                             Sincerely,

                     /s/ Andrew Murray
                     Andrew Murray
                     Chief Financial Officer